
15007798

Received SEC
JUN 18 2015
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2014

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico 401(k) Plan
c/o GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK Puerto Rico 401(k) Plan
(Name of Plan)

Date: 6/17/15

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 11, 2015 relating to the financial statements of GSK Puerto Rico 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK Puerto Rico 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014

GSK Puerto Rico 401(k) Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because, they are not applicable.



pwc

Report of Independent Registered Public Accounting Firm

To the Administrator of GSK Puerto Rico 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico 401(k) Plan (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments at fair value	$ 46,590,586	$ 47,141,711
Total investments	46,590,586	47,141,711
Receivables		
Employer contributions	23,094	22,500
Participant contributions	47,710	43,960
Dividends and interest	211,788	160,968
Total receivables	282,592	227,428
Cash	10,890	10,867
Total assets	46,884,068	47,380,006
Liabilities		
Accrued management fees	5,080	15,053
Total liabilities	5,080	15,053
Net assets available for benefits at fair value	46,878,988	47,364,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(196,590)	(183,587)
Net assets available for benefits	$ 46,682,398	$ 47,181,366



SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2015
WASH, D.C.
196
SECTION

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan
Statements of Changes In Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions		
Investment income		
Interest	$ 203	$ 303
Dividends	792,636	732,541
Net (depreciation) appreciation in fair value of investments	(616,470)	7,208,485
Total investment income	176,369	7,941,329
Contributions		
Participant	1,279,209	1,256,243
Employer	673,025	630,794
Total contributions	1,952,234	1,887,037
Total additions	2,128,603	9,828,366
Deductions		
Benefits paid to participants	2,607,153	2,974,348
Administrative expenses	20,418	29,724
Total deductions	2,627,571	3,004,072
Net (decrease) increase	(498,968)	6,824,294
Net assets available for benefits		
Beginning of year	47,181,366	40,357,072
End of year	$ 46,682,398	$ 47,181,366

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan Document. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK ADS (American Depositary Shares), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
Effective April 1, 2013, if a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this investment direction and transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

Payment of Benefits
Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Company matching contributions made after July 1, 2001 may not be withdrawn until termination of employment as defined in the Plan Document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if the participant is invested in the GSK Stock Fund those distributions may be made as GSK ADS. If the participant account is $5,000 or greater, payment is in the form of a lump sum distribution as cash or if invested in the GSK Stock Fund, those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their distribution until as late as age 65 unless a participant remains an active employee.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. During the years ended December 31, 2014 and 2013, the Company paid administrative expenses of $171,566 and $211,095, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has elected to adopt effective with the December 31, 2015 financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash
Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico, the Trustee.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

As described in the accounting guidance issued by the FASB (Financial Accounting Standards Board), investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust fund. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust fund as well as the adjustment of the investment in the collective investment trust funds from fair value to contract value relating to the investment contracts at December 31, 2014 and 2013. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 4.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants' accounts are recorded when paid.

3. Investments

Investments held by the Plan as of December 31, 2014 and 2013 are as follows:

	2014	2013
Interest bearing cash		
SSgA Short Term Investment Fund	$ 241,152	$ 268,795
Common stock		
GlaxoSmithKline plc ADS*	10,123,268	12,917,924
Common collective trust funds		
Vanguard Retirement Savings Trust IV*	6,404,183	6,587,727
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	10,857,219	9,595,823
SSgA US Bond Index Non-Lending Series Fund (Class A)	1,891,204	1,792,514
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)*	2,556,619	2,929,743
SSgA International Index Non-Lending Series Fund (Class A)	2,290,349	2,186,615
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	1,850,213	1,465,216
SSgA US Total Market Index Non-Lending Series Fund (Class A)	845,284	483,362
Vanguard Target Retirement Income Trust II	705,456	771,164
Vanguard Target Retirement 2010 Trust II	634,674	605,010
Vanguard Target Retirement 2015 Trust II	615,434	678,826
Vanguard Target Retirement 2020 Trust II	1,440,781	1,188,668
Vanguard Target Retirement 2025 Trust II	567,168	484,428
Vanguard Target Retirement 2030 Trust II	935,230	431,288
Vanguard Target Retirement 2035 Trust II	440,136	500,768
Vanguard Target Retirement 2040 Trust II	627,005	514,796
Vanguard Target Retirement 2045 Trust II	121,667	145,702
Vanguard Target Retirement 2050 Trust II	30,589	9,911
Total common collective trust funds	32,813,211	30,371,561
Mutual funds		
Vanguard Prime Money Market Fund*	3,412,955	3,583,431
Total mutual funds	3,412,955	3,583,431
Total Investments	$ 46,590,586	$ 47,141,711

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013.


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2015
WASH, D.C.
196
SECTION

During 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2014	2013
Common stock	$ (2,595,262)	$ 2,502,566
Common collective trust funds	1,978,792	4,705,919
	$ (616,470)	$ 7,208,485

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Mutual funds: valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
- Common collective trust funds and interest bearing cash: valued at NAV of shares held by the Plan at year end.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 241,152	$ -	$ 241,152
Common stock	10,123,268	-	-	10,123,268
Common collective trust funds	-	32,813,211	-	32,813,211
Mutual funds	3,412,955	-	-	3,412,955
	$ 13,536,223	$ 33,054,363	$ -	$ 46,590,586

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 268,795	$ -	$ 268,795
Common stock	12,917,924	-	-	12,917,924
Common collective trust funds	-	30,371,561	-	30,371,561
Mutual funds	3,583,431	-	-	3,583,431
	$ 16,501,355	$ 30,640,356	$ -	$ 47,141,711

The following summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	10,857,219	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	9,595,823	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	1,891,204	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	1,792,514	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	2,556,619	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	2,929,743	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	2,290,349	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	2,186,615	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	1,850,213	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	1,465,216	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	845,284	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	483,362	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust IV	6,404,183	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust IV	6,587,727	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust II funds	6,118,140	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust II funds	5,330,561	n/a	Daily subject to frequent trading provisions	No defined period.

5. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, the transactions qualify as party-in-interest transactions. The trustee of the Plan is Banco Popular de Puerto Rico ("BPPR") ("The Trustee"). BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. The Trustee makes distributions from the Plan in accordance with the Agency Agreement.

The GlaxoSmithKline Stock Fund invests in GSK ADS each of which represents two ordinary shares of GlaxoSmithKline pic. During the year ended December 31, 2014, the Plan purchased and sold $13,626,282 and $13,853,388 of GSK ADS, respectively, and received dividends of $ 664,715. During the year ended December 31, 2013, the Plan purchased and sold $12,438,426 and $ 13,196,592 of GSK ADS, respectively, and received dividends of $606,660.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Federal Income Taxes

The IRS has determined and informed the Company by a letter dated April 22, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$ 46,682,398	$ 47,181,366
Amounts allocated to withdrawing participants	(26,690)	(26,597)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	196,590	183,587
Net assets available for benefits per Form 5500, Schedule H	$ 46,852,298	$ 47,338,356

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Total additions per the Statements of Changes in Net Assets Available for Benefits per financial statements	$ 2,128,603	$ 9,828,366
2014 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	196,590	-
2013 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(183,587)	183,587
2012 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(368,022)
Total income per Form 5500, Schedule H	$ 2,141,606	$ 9,643,931

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 and 2013, to Form 5500:

	2014	2013
Benefits paid to participants per the financial statements	$ 2,607,153	$ 2,974,348
Amounts allocated to withdrawing participants at December 31, 2014	26,690	-
Amounts allocated to withdrawing participants at December 31, 2013	(26,597)	26,597
Amounts allocated to withdrawing participants at December 31, 2012	-	(155,513)
Benefits paid to participants per Form 5500, Schedule H	$ 2,607,246	$ 2,845,432

10. Subsequent Events

The Plan's administrator has determined that no material events occurred subsequent to December 31, 2014 and through the date of the financial statement issuance, which require additional disclosure in the financial statement.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	SSgA Short Term Investment Fund	Interest bearing cash	**	$ 241,152
				241,152
*	GlaxoSmithKline plc ADS	Common stock	**	10,123,268
				10,123,268
	Vanguard Prime Money Market Fund	Mutual fund	**	3,412,955
				3,412,955
	Vanguard Retirement Savings Trust IV	Common collective trust funds	**	6,404,183
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	10,857,219
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,891,204
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	2,556,619
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	2,290,349
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,850,213
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	845,284
	Vanguard Target Retirement Income Trust II	Common collective trust funds	**	705,456
	Vanguard Target Retirement 2010 Trust II	Common collective trust funds	**	634,674
	Vanguard Target Retirement 2015 Trust II	Common collective trust funds	**	615,434
	Vanguard Target Retirement 2020 Trust II	Common collective trust funds	**	1,440,781
	Vanguard Target Retirement 2025 Trust II	Common collective trust funds	**	567,168
	Vanguard Target Retirement 2030 Trust II	Common collective trust funds	**	935,230
	Vanguard Target Retirement 2035 Trust II	Common collective trust funds	**	440,136
	Vanguard Target Retirement 2040 Trust II	Common collective trust funds	**	627,005
	Vanguard Target Retirement 2045 Trust II	Common collective trust funds	**	121,667
	Vanguard Target Retirement 2050 Trust II	Common collective trust funds	**	30,589
				32,813,211
		Total investments		$ 46,590,586

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.